Teva and Mylan
May 5, 2015
Combination to Create an Industry-Leading Company, Well Positioned to Transform the Global
Generics Space and Create a Unique and Differentiated Business Model,
Leveraging on Its Significant Assets and Capabilities in Generics and Specialty
Filed by Teva Pharmaceutical Industries Ltd.
(Commission File No. 001-16174) pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Mylan N.V.
Commission File No.: 333-199861

Safe Harbor Statement
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange
Commission (the “SEC”), and those relating to Mylan’s business, as detailed from time to time in Mylan’s filings with the SEC, which factors are incorporated herein by reference.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,”
“estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including statements about the proposed acquisition of Mylan, the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans.  Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements we make in this communication include, but are not limited to: the ultimate outcome of any possible transaction between Teva and Mylan, including the possibility that no transaction between Teva and Mylan will be effected or that a transaction will be pursued on different terms and conditions; the effects of the business combination of Teva and Mylan, including the combined company’s future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the possibility that the expected benefits of the transaction and the integration of our operations with Mylan’s operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; adverse effects on the market price of Teva’s or Mylan’s shares, including negative effects of this communication or the consummation of the possible transaction; the ability to obtain regulatory approvals on the terms proposed or expected and satisfy other conditions to the offer, including any necessary stockholder approval, in each case, on a timely basis; our and Mylan’s ability to comply with all covenants in our or its current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and Mylan’s exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants;
adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or Mylan’s significant worldwide operations;
other risks, uncertainties and other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC; and the risks and uncertainties and other factors detailed in Mylan’s reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements.  Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information
This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell any securities.  This communication relates to a proposal which Teva has made for a business combination transaction with Mylan. In furtherance of this proposal and subject to future developments, Teva and Mylan may file one or more proxy statements, registration statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Teva and/or Mylan have filed or may file with the SEC in connection with the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY
STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY
IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders. Investors and security holders may obtain free copies of this communication, any proxy statement, registration statement, prospectus and other documents (in each case, if and when available) filed with the SEC by Teva through the web site maintained by the SEC at http://www.sec.gov.

Teva Reiterates Commitment to Acquisition of Mylan
1
Agenda
2
Teva’s Proposal Provides Premium Value for Mylan and Its Prospects
3
Antitrust is Not a Barrier to Completion
4
Teva and Mylan’s Obviously Strong Strategic and Cultural Fit
5
Proven Leadership Team Committed to Creating Value for All Stakeholders
Teva is Well-Positioned to Maintain Its Leadership, Drive Growth and Continue
Superior Financial Performance
Pathway Forward
6
7

Teva is fully committed and willing to devote the time necessary to unlocking value for both Teva and Mylan stockholders through an acquisition of Mylan
Teva is Committed to an Acquisition of Mylan
Our Board of Directors and management team have unanimously approved and are fully supportive of this transaction
We continue to prefer a friendly, negotiated transaction and welcome the opportunity to discuss any and all aspects of our proposal with the Mylan Board
The combination makes clear and compelling strategic and financial sense for Teva stakeholders supported by significant short- and long-term value creation
Our proposal offers Mylan’s stockholders superior value to its standalone plan, or to its proposed acquisition of Perrigo, and we are committed to helping ensure that Mylan’s stockholders are given the proper opportunity to evaluate our proposal
We have carefully studied the regulatory / antitrust aspects of the combination and are confident any necessary requirements can be completed this year
We firmly believe that the combined company will be better positioned to lead in the industry,
provide affordable, high-quality medicines to patients across the world and invest in talent and capabilities to drive growth and innovation

Proposed Transaction Overview
$82.00 per share
Approximately 50% cash / 50% stock
Implies a total equity value of approximately $43 billion
Proposed Price and
Consideration
Significant
Premium
48.3% premium to the unaffected Mylan stock price of $55.31 on March 10, 2015, after which there was widespread speculation of a transaction between Teva and Mylan
Clear Roadmap to
Completion
Have carefully studied the regulatory aspects of proposed combination
Confident that any necessary regulatory requirements will be met in a timely manner; divestitures can be determined and implemented promptly
Filed for HSR on April 21, 2015 and began pre-notification process with the European Commission that same week
Can be completed in 2015
Financing and
Conditions
No financing condition
Contingent on Mylan not completing its proposed acquisition of Perrigo or any alternative transactions
Does not require a Teva stockholder vote
Value Creation
Transaction expected to deliver approximately $2 billion annually in cost synergies and tax savings to be largely achieved by the third anniversary of the closing of the transaction, plus approximately $350 million annually in capital expenditure savings, to be largely achieved from the time of transaction closing
Significant savings from operational, SG&A, manufacturing and R&D efficiencies
Expected non-GAAP EPS accretion in the mid-teens in the first year, and approaching 30% by the third year

Facts About Teva and Its Offer for Mylan
Offer is at a
Premium Value
Teva’s proposal represents a 48.3% premium to the unaffected Mylan stock price
Offer price is above all external, objective benchmarks for Mylan’s stock price, including every sell-side analyst estimate on Wall Street
Creates significant synergies and allows Mylan stockholders to participate in future upside while also receiving immediate cash value
Antitrust is Not a
Barrier to
Completion
Teva has filed for U.S. HSR antitrust clearance and initiated the pre-merger notification process with the European Commission
Teva has a successful track record of timely antitrust clearances in similar situations (IVAX, Barr, ratiopharm and Cephalon)
Teva expects to secure all necessary antitrust clearances within 4 to 7 months
Companies Have
Strong Cultural and
Strategic Fit
Teva is a leader and a global pioneer in generics and has set industry standards for years
Teva has a rich history of integrating large, global and diverse organizations from an operational, geographic and cultural perspective
Teva and Mylan have highly complementary capabilities in product portfolios, complex technologies and marketing
This transaction is consistent with Teva’s clearly articulated strategy

Facts About Teva and Its Offer for Mylan (Cont’d)
Teva Has a Strong
Leadership Team
Well-respected and established leadership team, strongly delivered on the transformation of Teva starting in 2014
Truly global team, highly diverse and rich in experience in generics, specialty and other relevant industries
Teva is Well-
Positioned for
Growth and
Superior Financial
Performance
Teva’s 2014 and Q1 2015 results demonstrated strong financial performance building on a solidified base
Industry-leading generics business generates robust and increasing profitability with optimized market and product portfolio
Teva’s specialty pipeline is poised to deliver significant value to stockholders and patients and diversify future revenues
In 2019, Teva expects to generate up to $4.5 billion in incremental annual risk-
adjusted revenues from new specialty product launches that started in 2014
Teva has a strong track record of achieving cost savings and operational improvements
Transformed Board
Aligned with
Management
Teva has demonstrated recently that it is highly attentive to its stockholders’
views on matters of business strategy and corporate governance and has made decisive and rapid changes to the composition and conduct of the Board
Headed by our new Chairman of the Board, Professor Yitzhak Peterburg, the
Teva Board has been significantly transformed, adding experienced industry participants as truly independent directors and enhancing the diversity, global perspective and breadth of experience of its membership

Teva Reiterates Commitment to Acquisition of Mylan
1
Agenda
2
Teva’s Proposal Provides Premium Value for Mylan and Its Prospects
3
Antitrust is Not a Barrier to Completion
4
Teva and Mylan’s Obviously Strong Strategic and Cultural Fit
5
Proven Leadership Team Committed to Creating Value for All Stakeholders
Teva is Well-Positioned to Maintain Its Leadership, Drive Growth and Continue
Superior Financial Performance
Pathway Forward
6
7

Value Creating Proposal for Teva & Mylan Stakeholders
Clear and compelling strategic and financial rationale supported by significant short-
and long-term value creation to stakeholders of both companies
Industry-leading company, well-positioned to transform the global generics space
Significantly expanded and more efficient global footprint, including leadership positions and strengthened operations, sales and R&D platforms in attractive markets around the world
Benefit from a robust, industry-leading sales infrastructure and deep customer and provider relationships across the expanded network
Enhanced financial profile
The combined company is expected to have substantial debt capacity and an investment grade rating
Strong cash flow generation will allow deleveraging to at or below 3.0x gross debt to EBITDA after 24 months
Strongly positioned from day one to pursue future acquisitions to expand portfolio in both specialty pharmaceuticals and generics
Establish a unique and differentiated business model, leveraging on its significant assets and capabilities in generics and specialty
Leading positions in multiple sclerosis, respiratory, pain, migraine, movement disorders and allergy therapeutics
Enhanced global infrastructure to pursue current and future commercialization

Superior Alternative to a Mylan / Perrigo Combination
or Standalone Mylan
A clear industry leader
Significant synergies
Strong strategic and cultural fit
Clear value creation
Upside participation
A substantial premium and
immediate cash value for Mylan
stockholders
Teva’s Proposal Mylan Standalone Mylan’s Proposal for Perrigo
No premium
No upfront liquidity
Smaller scale
No synergies
Paying a premium rather
than receiving one
No upfront liquidity
Smaller scale
Weaker strategic fit
Weaker financial profile
Less synergies
Limited value creation
Teva’s proposal creates the strongest combination
while delivering the most value to Mylan stockholders

$82.00 per share represents a significant premium for Mylan stockholders
May 2014 Jul 2014 Sep 2014 Dec 2014 Feb 2015 May 2015
$20
$30
$40
$50
$60
$70
$80
Prior to speculation
regarding Teva's
acquisition of
Mylan (March 10,
2015)
Significant Premium to Current and Historic Valuation
48.3% premium to the unaffected Mylan stock price of $55.31 on March 10, 2015, after which there was widespread speculation of a transaction between Teva and Mylan
Mylan LTM Price Performance
Proposed Price per Share: $82.00
$55.31
$ per share
3/10/15
48% Premium
Source: FactSet as of May 1, 2015

Offer Price Comparison
Teva’s offer far exceeds various share price benchmarks for Mylan and represents extremely attractive, immediate value for Mylan stockholders
Source: Press releases and FactSet
1. Based on Mylan’s closing stock price on February 27, 2015
2. Per Mylan’s One-Time Special Performance-Based Incentive Program as described in the company’s 10-K/A filed on 4/30/15 (“...a stock price of $73.33 per share, which would represent an extraordinary achievement by our leadership team in such a short period of time”)
Price per Share Offer Premium
Unaffected as of March 10, 2015 $55.31 48.3%
Price of equity issued to Abbott
(1)
$57.33 43.0%
2018 “extraordinary achievement” stock price target in Mylan special performance-based management incentive program of $73.33
(2)

Average Target:
$61.00
Significant Premium to Research Analyst Price Targets
Analyst Price Targets as of March 10, 2015 (Unaffected Price)
Source: Bloomberg and FactSet; excludes analysts that do not provide price targets
Teva Proposal:
$82.00
$41.00
$53.00
$54.00
$54.00
$56.00
$60.00
$60.00
$61.00
$62.00
$65.00
$65.00
$65.00
$65.00
$66.00
$66.00
$67.00
$67.00
$68.00
$69.00
$55.31
$20.00 $40.00 $60.00 $80.00
Analyst 19
Analyst 18
Analyst 17
Analyst 16
Analyst 15
Analyst 14
Analyst 13
Analyst 12
Analyst 11
Analyst 10
Analyst 9
Analyst 8
Analyst 7
Analyst 6
Analyst 5
Analyst 4
Analyst 3
Analyst 2
Analyst 1
Mylan Price as of 3/10/2015

Teva Reiterates Commitment to Acquisition of Mylan
1
Agenda
2
Teva’s Proposal Provides Premium Value for Mylan and Its Prospects
3
Antitrust is Not a Barrier to Completion
4
Teva and Mylan’s Obviously Strong Strategic and Cultural Fit
5
Proven Leadership Team Committed to Creating Value for All Stakeholders
Teva is Well-Positioned to Maintain Its Leadership, Drive Growth and Continue
Superior Financial Performance
Pathway Forward
6
7

Antitrust is Not a Barrier to Completion
Teva filed for U.S. HSR antitrust clearance on April 21, and that same week initiated the pre-merger notification process with the European Commission; Teva will make and secure other regulatory filings as appropriate
Teva expects to secure all necessary antitrust clearances within 4 to 7 months. Teva has told U.S. antitrust authorities it wants to reach agreement on any necessary divestitures quickly, and wants to secure clearance as soon as possible
Teva has a successful track record of timely antitrust clearances in similar situations
Antitrust clearance is in motion and is not a barrier to completion
– Acquisition of IVAX: Teva divested 15 products and agreed to additional remedies to address U.S. regulatory concerns; six months from announcement to closing
– Acquisition of Barr: Teva divested 29 products in the U.S. and 17 products in Europe to address regulatory concerns; five months from announcement to closing
– Acquisition of ratiopharm: Teva divested 16 products in the Netherlands, one product in Hungary and two products in Canada to address regulatory concerns; less than five months from announcement to closing
– Acquisition of Cephalon: Teva divested products with annual sales exceeding $300 million in the U.S., and undertook additional remedies in the EU, to address regulatory concerns; less than six months from announcement to closing
Several potential purchasers have already shown interest in acquiring  likely divested assets

Teva Reiterates Commitment to Acquisition of Mylan
1
Agenda
2
Teva’s Proposal Provides Premium Value for Mylan and Its Prospects
3
Antitrust is Not a Barrier to Completion
4
Teva and Mylan’s Obviously Strong Strategic and Cultural Fit
5
Proven Leadership Team Committed to Creating Value for All Stakeholders
Teva is Well-Positioned to Maintain Its Leadership, Drive Growth and Continue
Superior Financial Performance
Pathway Forward
6
7

Combination Advances Teva’s Strategy
Aligns with strategy to aggressively pursue growth opportunities that further strengthen Teva’s position in the evolving global pharmaceutical space
Positions combination as a fully-integrated leading generics and specialty pharmaceutical company
Enhances scale, resources and capabilities to drive significant value across the business
Advances our goal of being the most competitive manufacturer
Opportunity to become a more diversified organization

Teva and Mylan’s Businesses are Highly Complementary
Teva
(1)
Mylan
(2)
Business units: Generics, Specialty
Specialty TAs: respiratory / allergy
Operates in 145 markets
30,000 employees
2014 Revenue: $9.7 billion
Current Rating: Baa3 / BBB-
Business units: Generics, Specialty, OTC
Specialty TAs: CNS, pain, respiratory
Operates in 100 markets
43,000 employees
2014 Revenue: $20.3 billion
Current Rating: A3 / A-
Source: 2014 Company filings
1. Based on 2014 actuals
2. Pro forma for Abbott Non-U.S. Developed Markets Specialty and Branded Generics Business; revenue and geographic mix based on Mylan’s investor presentation dated July 14, 2014
Product offerings are highly complementary and would
further enhance the broadest portfolio in the industry
Generics
85%
Specialty
13%
OTC / Other
2%
Generics
49%
Specialty
42%
Other
9%
North
America
48%
Europe
33%
ROW
19%
U.S.
52%
Europe
29%
ROW
19%

The Strength of the Combined Company
Source: Company filings; financials include contributions from Abbott assets
1.
2.
The combined company is an attractive investment opportunity: financially, strategically and as a platform for future M&A
Long-Term Impact Combined Company
Revenue
EBITDA
>$30 billion
>$6 billion
Significantly expanded and more efficient global
footprint
Pro Forma 2014
Revenue Mix
Expected investment grade rating
Opportunity for rapid deleveraging and the funding of
future growth
Opportunities for capital expenditures synergies of
approximately $350 million annually
Enhances product diversification
Enhances geographic diversification
More diversified organization with the scale and
resources to drive value
By Product Type
(2)
By Geography
(2)
>$10 billion
Opportunities for substantial achievable cost synergies
and tax savings are estimated to be approximately $2
billion annually
2016E 2018E
~$33 billion
>$8.5 billion
~$13 billion
Cash Flow from
Operations
(1)
Free Cash
Flow
(1)
>$5 billion >$7.5 billion
North
America
51%
Europe
30%
Rest of
World
19%
Generics
60%
Specialty
33%
OTC / Other
7%
Net of one-time restructuring costs
Pro Forma for Abbott Non-U.S. Developed Markets Specialty and Branded Generics Business based on 2014 financials

Significantly Expands Global Footprint in Key Markets
of Focus
Source: Company filings
Data as of 12/31/2014
Joint Teva Mylan
Markets of Focus
The combined company will have enhanced opportunities in markets worldwide
India
Netherlands
production positions
manufacturing sites
employees
European and specialty business headquarters for Teva
Almost 1,000 Teva employees in management, R&D and
Six Teva
Thousands of Teva

Creates the most efficient, flexible and competitive global platform with industry-leading go-to-market capabilities
Creates the Most Efficient, Flexible and
Competitive Pharmaceutical Platform
Global Manufacturing Facilities
(1)
1. Excludes R&D, distribution and corporate facilities; shading denotes manufacturing facilities
Industry-Leading Infrastructure
North America
Teva: 12
Mylan: 4
Latin America
Teva: 8
Mylan: 3
Europe
Teva: 26
Mylan: 6
Asia-Pacific
Teva: 16
Mylan: 23
Robust, industry-leading
sales infrastructure and
deep customer and
provider relationships
across expanded
network
Strengthened operations,
sales and R&D platforms
around the world

AmerisourceBergen	Walgreens	EXPRESS SCRIPTS	Alliance Boots
CardinalHealth	CVS	CAREMARK	
McKESSON Empowering Healthcare	RITE AID	medco	celesio the healthcare group

AmerisourceBergen, Alliance Boots, Walgreens	EXPRESS SCRIPTS, medco
CardinalHealth, CVS CAREMARK	
McKESSON Empowering Healthcare, celesio, RITE AID

Combination and Recent Industry Trends
U.S. Generics Increasingly Fragmented
Recent Channel Consolidation
2009 2013
Market Share of the Top Three U.S. Generics Players
Source: IMS Health; market share as measured by sales
1.
2.
The market share of Teva’s top three customers increased significantly from 2009 to 2013, with top 3 customer share growing from 52% to 83% in the U.S.
(1)
and 51% to 60% in the EU
(2)
Top 3
35%
Other
65%
Top 3
43%
Other
57%
Wholesaler Retailer PBM
Key Global
Distributors
Wholesaler Retailer PBM
2007 Today
Top three include ABC-Walgreens, Cardinal-CVS and McKesson-RiteAid
Top three include Celesio, Alliance Boots and Phoenix

IVAX				✓	
barr Pharmaceuticals, Inc.				✓	
ratiopharm				✓	
Cephalon				✓

Company Headquarters Presence
Annual Synergies
Continued Contribution to Teva Today
Targeted Achieved
2006
35 markets
$150
million
Forms core of current presence in Latin America and CIS
Added scale, talent and infrastructure in U.S.,
2008
30 markets
$600
million
Added scale, talent and infrastructure in U.S
Forms core of current presence in CIS
2010
26 markets
$450
million
Forms core of current presence in Germany and other
countries in EU
Strong capabilities in OTC and biologic R&D
Germany site a vital part of global supply chain
2011
100 markets
$525
million
Significant contributor to the specialty business
Contributed people, capabilities and pipeline to
specialty platform
Teva’s History of Integrating Large, Global and Diverse
Organizations
Flexible, results-oriented culture that effectively integrates acquisitions
Over its history, Teva has integrated large, global and diverse organizations from an operational, geographic and cultural perspective
Its leadership team:
Creates value by achieving financial synergy goals
Preserves each organization’s core strengths, competencies and talent
Is meritocratic and fair – committed to identifying the best people and best assets across each company particularly in respiratory

Teva Reiterates Commitment to Acquisition of Mylan
1
Agenda
2
Teva’s Proposal Provides Premium Value for Mylan and Its Prospects
3
Antitrust is Not a Barrier to Completion
4
Teva and Mylan’s Obviously Strong Strategic and Cultural Fit
5
Proven Leadership Team Committed to Creating Value for All Stakeholders
Teva is Well-Positioned to Maintain Its Leadership, Drive Growth and Continue
Superior Financial Performance
Pathway Forward
6
7

Truly global team, highly diverse and rich in experience in generics, specialty and other relevant industries
Committed to cost control, restraint and pay-for-performance
Headed by new Chairman, Professor Yitzhak Peterburg, the Teva Board is
highly attentive to stockholders’ views
Significantly transformed, adding experienced industry participants as truly independent directors, and enhancing the diversity, global perspective and breadth of experience of its membership
Highly collaborative working relationship with the management team
Management
Board
Proven Leadership Team
Countries
Represented by
Board and
Management Team
Well-respected and established leadership team, strongly delivered on the transformation of Teva starting in 2014

Name Position
Executive
Officer Since
Prior Affiliations
Erez Vigodman President & CEO 2014
President & CEO, Adama Agricultural Solutions
President & CEO, Strauss Group
Iris Beck-Codner
Group EVP, Corporate
Marketing Excellence and
Communication
2014
Group CEO, McCann Erickson Israel, IPG
VP of Marketing & Content, Partner Communications Company
General Manager, Lever Israel
Eyal Desheh
Group EVP, Chief Financial
Officer
2008
EVP and CFO, Check Point Software Technologies
CFO, Scitex
Richard S. Egosi Group EVP, Chief Legal Officer 2010 Law firms, including Jones Day
Dr. Michael
Hayden
President of Global R&D,
Chief Scientific Officer
2012
Founder of NeuroVir, Aspreva Pharmaceuticals and Xenon
Pharmaceuticals
Director, Med Biogene
Dr. Rob
Koremans
President and Chief Executive
Officer, Specialty Medicines
2012
Member of the Global Leadership Team, Sanofi
CEO, Zentiva
CEO, CryoSave
Dr. Ing. Carlo de
Notaristefani
President and Chief Executive
Officer, Global Operations
2012
President Technical Operations and Global Support Functions,
Bristol-Myers Squibb
Several senior positions at Aventis
Sigurdur (Siggi)
Olafsson
President and Chief Executive
Officer, Global Generic
Medicines Group
2014
President, Actavis Pharma
CEO, Actavis Group
Mark Sabag Group EVP, Human Resources 2013 Senior HR roles at Intel
Tim R. Wright
Group EVP, Business
Development, Strategy and
Innovation Group
2015
Director of the Drug Discovery and Development Institute for The
Ohio State University Comprehensive Cancer Center
President and CEO of Mallinckrodt Covidien
Teva Management Team
Source: Company filings

Name Director Since
Years in
Healthcare
Current / Prior Affiliations
Prof. Yitzhak Peterburg
(Chairman)
2012 36
Teva Group President – Global Branded Products
Director General of Clalit Health Services
CEO, Cellcom Communications Ltd.
Roger Abravanel 2007 8
Director, McKinsey
Director, COFIDE – Gruppo De Benedetti
Dr. Sol J. Barer 2015 41
Executive Chairman & CEO, Celgene
Director, Amicus Therapeutics
Dr. Arie Belldegrun 2013 15+
Founder, Chairman & CEO, Kite Pharma
Chairman, Arno Therapeutic
Amir Elstein 2009 19
EVP of Global Pharmaceutical Resources, Teva
General Manager, Intel
Jean-Michel Halfon 2014 28
President & General Manager of Emerging Markets, Pfizer
Director of Marketing, Merck
Prof. Richard Alan Lerner 2012 3
Director, Opko Health
Director, Kraft Foods
Prof. Moshe Many 1987 63
Chairman of Surgery, Sheba Medical Center
Director, Rosetta Genomics
Galia Maor 2012 3
President & CEO, Bank Leumi le-Israel B.M. Group
Director, Equity One
Joseph Nitzani 2008 19
Chairman, Hadassah Medical Center
CEO, Tel-Aviv Stock Exchange
Dan Propper 2012 7
Chairman & CEO, Osem
President, Manufacturers Association of Israel
Ory Slonim 2008 12
Director, U-Dori Group
Director, Oil Refineries Ltd.
Erez Vigodman 2009 6
President & CEO, Adama Agricultural Solutions
President & CEO, Strauss Group
Teva Board of Directors
Source: Company filings

Teva Reiterates Commitment to Acquisition of Mylan
1
Agenda
2
Teva’s Proposal Provides Premium Value for Mylan and Its Prospects
3
Antitrust is Not a Barrier to Completion
4
Teva and Mylan’s Obviously Strong Strategic and Cultural Fit
5
Proven Leadership Team Committed to Creating Value for All Stakeholders
Teva is Well-Positioned to Maintain Its Leadership, Drive Growth and Continue
Superior Financial Performance
Pathway Forward
6
7

Significant Achievements on All 2014 “Must Wins”
Drive Organic Growth
Creating
a New
Future
for Teva
Solidify the Foundation
Maintain COPAXONE® Franchise
Teva is well on its way to create a new future for the company by targeting a unique space in the industry, building on its strong capabilities in generics and specialty and the intersection between the two
Mylan proposal aligns with this strategy by aggressively pursuing growth opportunities positioning  Teva to succeed in the evolving global pharmaceutical industry
Cost Reduction: Reduced net costs by ~$600 million
Operations: Accelerated the transformation of our operational network; closed or divested 11 facilities
Quality: Significant achievements making quality a core competitive competency
Cash Flow: Strong focus resulted in robust cash flow from operations and free cash flow
Successful and further upcoming launches in various EU countries and elsewhere
Significant endeavors on the legal and regulatory front
Generics:
– Solid 2014 performance with stronger profitability
– 19 product launches in the U.S., 209 in Europe and 87 in ROW delivering
~$1.0 billion in revenues
Specialty:
– Successfully launched four new products with revenues of ~$200 million
– Therapeutic areas selection and focus
– Six major submissions of specialty products; eight major approvals
– Complemented the specialty pipeline with the acquisitions of Labrys and
Auspex
Successfully launched COPAXONE® 40mg in the U.S. and achieved 67%
conversion rate as of the end of Q1 2015
Generics: Established Global Generic Medicines; improved profitability by ~500 bps

2013 2014 % YoY 2015E Q1 2015 % QoQ
Revenues
$m
$20,314 $20,272 - $19.0B-19.4B $4,982 -
Operating
Income
$m
$5,198
25.6%
$5,732
28.3%
+10% $5.7B-5.9B
$1,533
30.8%
+11%
EPS
$ per share
$5.01 $5.07 +1% $5.05-5.35 $1.36 +11%
Cash flow from
Operations
$m
$3,237 $5,127 +58% $4.3B-4.7B $1,354 +51%
Free Cash Flow
$m
$2,309 $4,256 +84% $3.5B-$3.9B $1,213 +80%
Solidified Base Manifested in Strong Performance in
2014 and Q1 2015…
Note: Operating income and EPS are non GAAP results

170%
160%
150%
140%
130%
120%
110%
100%
90%
1/8/2014
5/7/2014
9/4/2014
1/1/2015
5/1/2015
Teva
S&P500
S&P500 Pharmaceuticals

Teva has a long track record of creating superior value for its stockholders, including a total stockholder return of over 1,600% over the last two decades
…And in Delivering Superior Total Stockholder Return
Total Stockholder Return Since Erez Vigodman was Announced as President & CEO
Source: FactSet
Note: Total stockholder return is comprised of share price appreciation and Teva’s regular dividend. Returns calculated from January 8, 2014, the day prior to announcement of Erez Vigodman as President & CEO of Teva through May 1,
2015. Returns calculated assuming dividends are reinvested.
56%
18%
28%

Teva’s Robust and Integrated Core Assets
Generics Specialty
Integrated Assets
Integrated and innovative
R&D
Complex formulation
technologies, devices  and
manufacturing capabilities
Broad commercial footprint
and go-to-market know-how
World-class legal and IP
Partner to healthcare
systems around the world
Integrated innovation in
IEMs (innovation around
existing molecules)
Global scale and local
capabilities have translated into
consistent leadership
Improved operating profitability
Vertical integration from APIs to
the market
Complementary OTC proposition
Generic pipeline and portfolio
shifting to complex products
Fully deliver on all planned
launches (~240 globally),
estimated revenues of ~$800
million in 2015
Focused on established areas of
strength
–
Depth of understanding of
disease treatment paradigms in
key franchises
–
Positioned to claim market
leadership
Solid pipeline with key product
launches from 2014 onward
Recent acquisitions are well-
positioned to further accelerate
growth
Effective life cycle management of
upcoming loss of exclusivities

Clear Pathway to EPS Growth – Teva’s Four Levers of
Growth
EPS ($)
Profitable
Growth in
Generics
Manage the Life
Cycle of Key
Specialty Products
Deliver on Promise in
the Specialty Pipeline
Execute Cost Reduction
Program
ILLUSTRATIVE
In 2014, Teva established a stable base for future organic EPS growth
1
2
3
4
5.00
Generics Specialty Pipeline
Cost Reduction
Existing Specialty

Continued Profitable Growth and Improvement in
Generics
Note: Profitability consists of gross profit less S&M and R&D expenses related to the segment
1. Segment profitability does not include G&A expenses, amortization and certain other items
Continue to improve
operating profitability
More focus on key markets
and portfolio management
Execution of growth
market strategy
Clear strategy
for OTC
Sales force effectiveness
in key markets
1
10%
20%
30%
40%
50%
45.2%
43.5%
41.3%
43.3%
46%
20.2%
19.9%
16.7%
21.9%
27%
(1)
FY11 FY12 FY13 FY14
Gross Profit Margin
Segment  Profit Margin
FY15 guidance
mid-point

Strong Track Record of Driving Cost Savings
($ in millions, rounded)
2014A 2015E 2016E
2014-2016
Cumulative
With 2013
Gross Cost
Savings
(1,000) (650) (400) (2,050) (2,450)
Reinvestment in
Additional Activities
400 100 200 700 1,600
Net Spend
Reduction
(600) (500) (250) (1,350) (850)
2

Improving the Specialty Products Portfolio:
Maintaining the COPAXONE® Franchise
Successful launch in the U.S. of COPAXONE® 40mg, which has already achieved a 67%
conversion rate
Teva has three Orange Book patents that expire in 2030
(1)
–
These patents provide substantial coverage against generic competition
The Patent Office has upheld Teva’s position on COPAXONE® 40mg
Teva is also well-positioned to respond to IPRs
1. U.S. Patent Nos. 8,232,250; 8,399,413; and 8,969,302
Teva has successfully introduced patent protected COPAXONE® 40mg with significant customer conversion to this new dosage
3
–
Clearly highlights the patient need and demand for this improved product offering
Successful and further upcoming launches in various EU countries and elsewhere
–
New filings use arguments that do not differ materially from arguments already considered and overcome at the Patent Office
Successful Launches
IP Protection

Maintaining Other Specialty Products in 2015
Revenues from Specialty Products ($B)
Sales of new products launched from our pipeline more than offset lower revenues from products potentially losing exclusivity
0
5
10
2014 2015 2016 2017 2018 2019
LOEs New Launches Net Sales
3
License to commercialize Eagle’s Bendamustine Rapid Infusion Product (February
2015)
–
Allows Teva to enhance the TREANDA® (bendamustine hydrochloride) franchise, a major revenue contributor, by commercializing a new and improved rapid infusion formulation
FDA Approval of ProAir® RespiClick (April 2015)
–
Breath-actuated dry-powder rescue inhaler for the treatment of acute asthma symptoms;
launch expected in Q2 2015
Expansion of the Azilect franchise to markets outside of the U.S.
Note: LOEs include the COPAXONE ® family

Registration
CEP-33237 ER Hydrocodone
(abuse det.) U.S. - Pain
COPAXONE® 40mg 3w ROW
Multiple sclerosis
COPAXONE® 20mg per Day
Japan
Multiple sclerosis
Reslizumab IV
Asthma
Bendamustine Rapid
Infusion*
CLL, NHL
* Filed by Eagle Pharmaceutical, commercialized by Teva
Note: Pipeline as of April 15, 2015. Phase I includes also projects designated for IND filing
Phase I
TV-46763 (abuse deterrent)
Pain
TV-46139 (abuse deterrent)
Pain
Fluticasone Salmeterol
Spiromax EU
Asthma, COPD
Reslizumab SC
Asthma
Fluticasone Salmeterol (MDI) EU
Asthma, COPD
TEV-46017 (tidal inhaler)
COPD
TEV-48108 (tidal inhaler)
COPD
TEV-90110
HIV
TEV-90112
HIV
SD-809
Tourette Syndrome
SD-560
Idiopathic pulmonary
fibrosis/other fibrotic conditions
Phase II
Laquinimod
Multiple sclerosis (progressive
forms)
Laquinimod
Huntington’s Disease
Pridopidine
Huntington’s Disease
TV-45070 Topical
Osteoarthritis pain
TV-45070 Topical
Neuropathic pain
TEV-48125 (anti CGRP)
Chronic and episodic
migraine
CEP-41750 (mesenchymal
precursor cell) Acute
myocardial infarction
Albutropin
Growth hormone deficiency
Phase III
Laquinimod
Multiple sclerosis (relapsing
remitting)
Fluticasone Propionate MDPI
Asthma
Fluticasone Salmeterol MDPI
Asthma
QVAR® (BAI) U.S.
Asthma
CEP-41750 (mesenchymal
precursor cell) Chronic heart
failure
SD-809
Tardive dyskinesia
SD-809
HD (Mid-2015
NDA filing)
CNS & Pain Respiratory Other
Auspex – pending completion
Multiple growth drivers at various stages of development
to fuel sustainable growth and contribute up to $4.5
billion in incremental specialty revenues by 2019
Building a Promising Pipeline
4

TEVA

U.S.

PlanB One-Step

GRANIX™ (TBO-FILGRASTIM) Injection

Qnasl (beclomethasone dipropionate) Nasal Aerosol

Pediatric

ProAir® RespiClick (albuterol sulfate) Inhalation Powder

zecuity™

EU / ROW

LONQUEX lipegfilgrastim

DuoResp® Spiromax® budesonide/formoterol

COPAXONE® (glatiramer acetate injection)

40 mg/ml
Cumulative estimated sales from new specialty product launches of ~$200 million in
2014 and ~$600 million in 2015
(2)
Q1 2015 Q2 2015 Q3 2015 Q4 2015
Select European markets, Mexico, Turkey and Australia
(1)
Hydrocodone
ER AD
Delivering on the Promise of the Pipeline: Multiple Product
Launches in 2014 and 2015
2014
4
(1) Launches in 2014 include the U.S., Israel, Argentina and Chile
(2) Sales figures exclude U.S. sales of COPAXONE ® 40mg

Accelerating Business Development to Drive Growth
Acquisition included TEV-48125, a
cornerstone drug for leadership in
migraine prevention
–
Expanding TEV-48125 into other
headache conditions
–
Positive Phase IIb results in chronic and
episodic migraine
–
Estimated peak sales around $2-3 billion
–
Large, unmet clinical need
Global leader in pain by 2020
Acquired the emerging leader in
movement disorders
Strengthened Teva’s leadership position
in the core CNS franchise
Enhanced the specialty portfolio
Attractive close-to-market and pipeline
assets in areas with substantial unmet
needs
Novel therapies with differentiated
safety and efficacy characteristics
Will enhance revenues by up to $800
million by 2019
Auspex Labrys Biologics
Acquisition strategy positions both specialty and generics businesses for growth
Ideally positions Teva for the
transformative pain market

Teva Reiterates Commitment to Acquisition of Mylan
1
Agenda
2
Teva’s Proposal Provides Premium Value for Mylan and Its Prospects
3
Antitrust is Not a Barrier to Completion
4
Teva and Mylan’s Obviously Strong Strategic and Cultural Fit
5
Proven Leadership Team Committed to Creating Value for All Stakeholders
Teva is Well-Positioned to Maintain Its Leadership, Drive Growth and Continue
Superior Financial Performance
Pathway Forward
6
7

Stakeholder Value Creation
Providing many more people around the world with affordable and more accessible treatments
Creating the most efficient, flexible and competitive global platform with industry-leading go-to-market capabilities
Unparalleled opportunity for value creation for respective
stockholders
Respectful of acquired company’s heritage and strengths
Meritocratic and fair
Broadest global reach combined with deep conviction to improve people’s lives
Respectful of the interests of all stakeholders and not just a select few
Patients
Customers
Employees
Communities
Stockholders
Teva & Mylan: Value Creation For All Stakeholders

Teva is Prepared to Engage
The Teva Board and management team are committed to consummating a transaction as soon as possible
–
We are prepared to devote all necessary resources to completing the proposed transaction
–
We are ready and willing to meet with Mylan and its advisors immediately
Teva’s proposal is extremely attractive for Mylan stockholders
–
Substantial premium and immediate cash value
–
Significant upside potential of a financially and commercially stronger company
The transaction would deliver more value to Mylan stockholders than any other alternative
–
Synergies of approximately $2 billion annually
Compelling strategic and financial rationale for the combination of Teva and Mylan
–
Together, Teva and Mylan would have the financial profile and operational infrastructure to be a more efficient, competitive and profitable company
–
Teva and Mylan combined are positioned to set new standards for innovation in the industry, and meet the evolving needs of patients and customers around the world
Significant upside potential for Teva stockholders in the combined company

45 Thank You